Filed pursuant to 424(b)(3)
Registration No. 333-176775

SUPPLEMENT NO. 25
DATED MARCH 5, 2014
TO THE PROSPECTUS DATED OCTOBER 18, 2012
OF INLAND REAL ESTATE INCOME TRUST, INC.

This Supplement No. 25 supplements, and should be read in conjunction with, the prospectus of Inland Real Estate Income Trust, Inc., dated October 18, 2012, as previously supplemented by Supplement No. 11 dated April 16, 2013 (which superseded and replaced all prior supplements), Supplement No. 12 dated April 29, 2013, Supplement No. 13 dated May 14, 2013, Supplement No. 14 dated May 22, 2013, Supplement No. 15 dated July 16, 2013, Supplement No. 16 dated August 16, 2013, Supplement No. 17 dated October 4, 2013, Supplement No. 18 dated October 9, 2013, Supplement No. 19 dated November 22, 2013, Supplement No. 20 dated December 20, 2013, Supplement No. 21 dated December 30, 2013, Supplement No. 22 dated January 28, 2014, Supplement No. 23 dated February 26, 2014 and Supplement No. 24 dated February 27, 2014. Unless otherwise defined in this Supplement No. 25, capitalized terms used herein have the same meanings as set forth in the prospectus.

Description of Real Estate Assets

Recent Acquisitions

The following supplements the discussion contained in the section of our prospectus captioned “Description of Real Estate Assets – Recent Acquisitions,” which begins on page 56 of Supplement No.11.

On February 27, 2014, we purchased the following property. For purposes of this table, dollar amounts are stated in thousands, except for per square foot amounts:

Property Name	Date Acquired	Total Square Feet or Number of Units	Approx. Purchase Price Paid at Closing	Cap Rate (1)	Approx. Annualized Base Rent (2)	Average Annualized Base Rent per Square Foot (2)	Average Remain- ing Lease Term in Years	Econ- omic Occu- pancy (3)	Phy- sical Occu- pancy
North Hills Square Shopping Center	2/27/14	63,829	$11,050	6.59%	$763	$12.19	7 years	98.1%	98.1%
-- Coral Springs, FL

(1) We determine capitalization rate, or “cap rate,” by dividing the property’s annualized net operating income (“NOI”), existing at the date of acquisition, by the contract purchase price of the property paid at the date of acquisition (excluding amounts payable under earnout agreements as of the date of acquisition). NOI consists of, for these purposes, rental income and expense reimbursements from in-place leases, including master leases, if any, reduced by operating expenses and existing vacancies.
(2) Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases at the time of acquisition, including any tenant concessions, such as rent abatement or allowances, that may have been granted.
(3) As used herein, economic occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased.

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North Hills Square Shopping Center. On February 27, 2014, we, through IREIT Coral Springs North Hills, L.L.C., a wholly owned subsidiary formed for this purpose, acquired a fee simple interest in a 63,829 square foot retail center consisting of two single tenant buildings and one multi-tenant building, known as North Hills Square Shopping Center, located in Coral Springs, Florida, and anchored by a Wal-Mart Neighborhood Market. We purchased this property from AM Coral Springs, LLC, an unaffiliated third party, for approximately $11.05 million in cash, plus closing costs. The seller had entered into an agreement with IREIT Business Manager & Advisor, Inc. which it assigned to us at closing. We funded the purchase price at the closing with proceeds from our offering. We expect to pay our Business Manager an acquisition fee of approximately $166,000 based on the purchase price of approximately $11.05 million. We expect to fund the acquisition fee from offering proceeds. The capitalization rate for this property was approximately 6.59%.

Among the items we considered in determining whether to acquire the North Hills Square Shopping Center included, but were not limited to, the following:

•	The property is anchored by a Wal-Mart Neighborhood Market, which includes a grocery component.
•	The property is 98.1% occupied.
•	We believe the property is well situated in Coral Springs, Florida. The property is situated approximately 15 miles southwest of Boca Raton and 24 miles northwest of Fort Lauderdale. Within a three mile radius of the property the current population is over 122,000, with an average household income of approximately $93,000 per year.
•	North Hills Shopping Center is located on University Drive, a major thoroughfare in the area.

As of the date of this supplement, North Hills Square Shopping Center was 98.1% occupied and leased to seven tenants. The weighted-average remaining lease term for the tenants occupying the property is approximately seven years. Wal-Mart is the only tenant occupying greater than 10% of the total gross leasable area of the property. Wal-Mart, a multinational retail corporation, leases 52,024 square feet, or approximately 81.5% of the total gross leasable area of the property, and pays annual base rent of approximately $520,240, or approximately 68.1% of the total annual base rent of the property. Wal-Mart’s lease expires in January 2022, and there are ten five – year renewal options, which may be exercised at the option of Wal-Mart as set forth in the lease. The other tenants leasing at least 2,000 square feet are Wendy’s and Manhattan Bagel.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2014 through 2023, and the approximate rentable square feet represented by the applicable lease expirations, at the property.

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Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2014	-	-	-	-
2015	1	1,600	32,415	4.2%
2016	-	-	-	-
2017	1	3,000	78,675	10.6%
2018	3	4,205	115,104	17.3%
2019	1	1,800	29,700	5.4%
2020	-	-	-	-
2021	-	-	-	-
2022	1	52,024	520,240	100.0%
2023	-	-	-	-

The table below sets forth certain historical information with respect to the occupancy rate at the property for each of the last five years, expressed as a percentage of total gross leasable area, and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2013	95.3%	$12.06
2012	95.3%	$11.87
2011	94.0%	$12.00
2010	94.0%	$12.00
2009	89.7%	$11.60

We believe that the property is suitable for its intended purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements. There are 13 competitive shopping centers located within approximately three miles of the property.

Real estate taxes assessed for the fiscal year ended December 31, 2013 were approximately $192,400. The amount of real estate taxes assessed was calculated by multiplying the property’s assessed value by a tax rate of approximately 2.067% plus the assessed amount for fire and drainage services. We will calculate depreciation expense for federal income tax purposes by using the straight-line method. For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of 40 and 20 years, respectively.

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Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 207.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of March 3, 2014.

	Shares	Gross Offering Proceeds ($) (1)	Commissions and Fees ($) (2)	Proceeds To Us, Before Expenses ($) (3)

From our sponsor in connection with our formation:	20,000	200,000	–	200,000

Shares sold in the offering:	9,368,161.969	92,473,179	8,086,500	84,386,679

Shares sold pursuant to our distribution reinvestment plan:
	106,868.047	1,015,246	-	1,015,246
Shares purchased pursuant to our share repurchase program:	-	-	-	-
Total:	9,495,030.016	93,688,425	8,086,500	85,601,925
(1)	Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.
(2)	Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.
(3)	Organization and offering expenses, excluding commissions, will not exceed 1.5% of the gross offering proceeds. These expenses include registration and filing fees, legal and accounting fees, printing and mailing expenses, bank fees and other administrative expenses.

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